Exhibit 99.2

CONVENING NOTICE OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given to the shareholders of MYT Netherlands Parent B.V. (Company) by the board of managing directors of the Company (the Management Board) that the annual general meeting of shareholders of the Company (the AGM) is convened at 18:00 CET on Tuesday, November 12, 2024, to be held at the offices of the Company, Einsteinring 9 85609, Aschheim, Federal Republic of Germany. The AGM shall be held in English.

The AGM is convened to discuss and decide on the following:

Agenda

1.	Opening

2.	Dutch statutory annual report for the financial year ended 30 June 2024 (FY 2024)

3.	Explanation of the dividend policy

4.	Proposal to adopt the Dutch statutory annual accounts for FY 2024*

5.	Discharge

5.1	Proposal to grant discharge to the members of the Management Board in respect of their duties performed during FY 2024*
5.2	Proposal to grant discharge to the members of the supervisory board of the Company (the Supervisory Board) in respect of their duties performed during FY 2024*

6.	Amendment of the articles of association of the Company*

Amendment of the requirement of German residency for all members of the Management Board into a requirement for the majority of the members of the Management Board (article 13.1 of the articles of association of the Company)

7.	Composition and remuneration of the Management Board

a.	Proposal to appoint Amber Pepper as member of the Management Board*
b.	Proposal for an award of Restricted Share Units in the Company and for the eligibility for annually awarding a performance related long term shared based incentive to Amber Pepper as member of the Management Board*
c.	Proposal to re-appoint Michael Kliger as member of the Management Board*
d.	Proposal to re-appoint Dr Martin Beer as member of the Management Board*
e.	Proposal to re-appoint Sebastian Dietzmann as member of the Management Board*
f.	Proposal to re-appoint Gareth Locke as member of the Management Board*

8.	Composition of the Supervisory Board

a.	Proposal to re-appoint Nora Aufreiter as member of the Supervisory Board*
b.	Proposal to re-appoint David Kaplan as member of the Supervisory Board*
c.	Proposal to re-appoint Marjorie Lao as member of the Supervisory Board*
d.	Proposal to re-appoint Cesare Ruggiero as member of the Supervisory Board*
e.	Proposal to re-appoint Susan Saideman as member of the Supervisory Board*
f.	Proposal to re-appoint Michaela Tod as member of the Supervisory Board*
g.	Proposal to re-appoint Sascha Zahnd as member of the Supervisory Board*

9.	Authorization of the Management Board to issue shares or grant rights to acquire shares in the share capital of the Company*

10.	Closing

Agenda items marked with an asterisk (*) are voting items.

The agenda with explanatory notes, the Dutch statutory annual report FY 2024, including the Dutch statutory financial statements for FY 2024 and auditor’s opinion, the proposal for amendment of the articles of association of the Company and further AGM documents are available on the Company’s corporate website (https://investors.mytheresa.com/governance/annual-reports/). Hard copies of the AGM documents can be requested to be sent to you by sending an e-mail to agm@mytheresa.com. The AGM documents are also available for inspection at the offices of the Company (Einsteinring 9, Aschheim/Munich, Germany).

Registration

Shareholders who wish to attend the AGM, have to register for the AGM by November 5, 2024 at 18.00 CET at the latest, by sending an email to agm@mytheresa.com. for each shareholder concerned (or person entitled to vote) a statement that it wishes to register for the AGM including the number of shares notified for registration and held by the relevant shareholder. The shareholder will receive an email confirming its registration including the number of shares registered for the AGM.

Voting

Shareholders registered in the Company's register of shareholders may use the proxy from with voting instructions to vote without attending the AGM (form available free of charge on https://investors.mytheresa.com/governance/annual-reports/).The deadline for submitting a proxy form is November 5, 2024, 23.59 CET. It is not possible to vote (electronically) during the AGM.

Holders of American Depositary Shares

Holders of American Depositary Shares will receive a separate notice of the AGM through the Company’s depositary agent (Bank of New York Mellon). The option of attendance will not be available to holders of American Depositary Shares.

Aschheim/Munich, September 19, 2024

The Management Board

Contact details:

Einsteinring 9

5609 Aschheim/Munich Germany

agm@mytheresa.com